CERES GROUP, INC.
17800 ROYALTON ROAD
CLEVELAND, OHIO 44136
(440) 878-2941
(440) 878-2979
August 9, 2005
VIA FACSIMILE (202-772-9217)
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Ibolya Ignat, Staff Accountant Division of Corporation Finance

Re:	Ceres Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 18, 2005 File No. 000-08483
Dear Ms. Ignat:
We are in receipt of your comment letter to Ceres, dated July 13, 2005, regarding the Commission’s limited review of Ceres’ Form 10-K for the year ended December 31, 2004. Our responses to your comments follow and are numbered to correspond to the numbered paragraphs in your letter.
Form 10-K for the fiscal year ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies, page 22
Liabilities for Other Policy Claims and Benefits Payable, page 22
1.	We note throughout the document that management discusses the inherent uncertainty in establishing reserves for loss and loss adjustment expenses. Given this inherent uncertainty, we feel that a more robust discussion of this estimate is appropriate. Please provide to us the disclosures that you would propose to include in future Forms 10-K that better explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. The proposed disclosure should include the following information for each of your lines of business:

Securities & Exchange Commission
August 9, 2005

•	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	Please include a better discussion of the uncertainty involved in estimating the “Future policy benefits, losses and claims” liability.
2.	Based on the information disclosed in Note J on page 71, it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise Management’s Discussion and Analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:
•	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

•	Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

•	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.
RESPONSE TO 1 & 2:
The following is proposed revised and restated disclosure with respect to establishing reserves for loss and loss adjustment expenses that we would include in future Forms 10-K. We believe that much of this disclosure is already in our 2004 Form 10-K in several different places (i.e., Note J to our Consolidated Financial Statements and “MD&A – Critical Accounting Policies”), but we have consolidated the disclosure and have also added disclosure that better explains the judgments and uncertainties surrounding the estimate and any potential impact on our financial statements.

Securities & Exchange Commission
August 9, 2005

Proposed Disclosure for “MD&A – Critical Accounting Policies – Liabilities for Other Policy Claims and Benefits Payable”:
The most significant accounting estimate in our audited consolidated financial statements is our liability for other policy claims and benefits payable.
Major Medical, Medicare Supplement & Other Health
The liability for other policy claims and benefits payable (except for long-term care disabled life reserves which represented approximately 40% of the total liabilities for other policy claims and benefits payable at December 31, 2004) consists of actual claims reported but not paid and estimates of claims incurred but not reported (IBNR). Liability estimates are developed using actuarial principles and assumptions that consider, among other things, historical claims payment patterns, claims inventory levels, network reimbursement changes, historical utilization trends, current levels of authorized inpatient days, other medical cost inflation factors, in-force levels, benefit design changes, seasonality, demographic mix change and expected costs to settle unpaid claims.
We employ actuaries and consultants that have developed, refined and used the same set of reserve models over the past several years. These reserve models make use of both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Within these models, historical data of paid claims is formatted into claim triangles which compare claim incurred dates to the claim payment dates. This information is analyzed to create “completion factors” that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.
For the more recent incurred months, the percentage of claims paid to claims incurred in those months is generally low. As a result, the completion factor methodology is less reliable for such months. For that reason, incurred claims for recent months are not projected solely from historical completion and payment patterns. Instead, they are projected by estimating the claim expense for those months based upon recent claim expense levels and claim trend levels, or “trend factors.” As these months mature over time, the two estimates (completion factor and trend) are blended with completion factors being used exclusively for older months.
A substantial portion of liability estimates relates to the most recent four incurred months. Changes in the completion and trend factors can have a significant effect on the liability estimates. A hypothetical 1% increase in claim trend coupled with a 1% decrease in completion factors could cause a 10% increase in our liability for other policy claims and benefits payable.

Securities & Exchange Commission
August 9, 2005

Long-Term Care Disabled Life Reserves
With respect to long-term care disabled life reserves, the tabular method is used for all open claims where the eligibility for benefits has been established. The ability to accurately perform a disabled life reserve calculation is dependent upon the appropriateness of the continuance tables used. The long-term care continuance tables are based on a third party actuarial firm’s long-term care guidelines. The continuance factors are adjusted based on emerging actual-to-expected claim cost data by benefit type and cause of impairment.
The claim liability model develops estimates of 1) claims in the course of settlement, 2) case reserves, and 3) IBNR. The calculation methodologies for the three specific reserves are as follows:
•      Claims in the Course of Settlement
For each open claim, a claim in the course of settlement amount is calculated, representing the amount of payments expected to be owed on existing claims for services received prior to the valuation date but for which benefits have not yet been paid. This amount is calculated by multiplying the number of days between the valuation date and the last service date for which benefits have been paid by the daily benefit of the policy, where the daily benefit is adjusted by the expected salvage factor. This salvage factor represents the average portion of the full daily benefit expected to be paid.
•      Case Reserves
For each open claim, a case reserve is calculated, representing the present value of future benefits expected to be incurred for services subsequent to the valuation date. Each open claim is valued based on the duration and payments since the claim has been opened, the age and sex of the claimant, and the specific benefits of the policy (daily benefit, benefit period, presence of inflation protection, etc.). Continuance tables varying by age, sex and claim type are used to calculate the expected future length of claim given the individual policy’s benefit history and maximum benefit amount. This expected future length of claim along with the salvage-adjusted daily benefit determines the total expected future payments. These payments are discounted at the GAAP valuation rate (6.125% at December 31, 2004) to determine the case reserve.
•      IBNR
An IBNR reserve is calculated to represent the liability for claims incurred but not yet reported as of the valuation date. This would include a case reserve portion for ongoing claims as well as nonrecurring claims for both known and unknown cases. Historical information is used to establish the amount of IBNR that develops after various points in time. This information is used to calculate an average IBNR per policy in-force. Adjustments are made to account for changes in durational mix and trend. These factors are then applied to the current in-force.

Securities & Exchange Commission
August 9, 2005

Adequacy of Liability for Other Policy Claims and Benefits Payable
Claims liabilities are recorded at amounts we estimate to be appropriate. Adjustments of prior years estimates may result from higher-than-expected medical costs or, as we have experienced during the last two years, a reduction in projected medical costs in the period an adjustment was made. Our reserve models in the aggregate have developed favorably in recent years, suggesting that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims.
The following table reflects the activity in the liability for other policy claims and benefits payable, including the claims adjustment expenses, net of reinsurance recoverables:

	December 31,
	2004	2003	2002
	(dollars in thousands)

Gross balance at beginning of year	$129,237	$147,938	$186,783
Less: Reserves ceded	25,878	28,622	58,078

Adjusted net beginning balance	103,359	119,316	128,705

Paid claims and claims adjustments expenses, net of reinsurance, for
Current year	252,668	252,789	268,036
Prior years	71,023	91,655	136,693

Total paid	323,691	344,444	404,729

Incurred claims and claims adjustment expenses, net of reinsurance, for
Current year	322,272	358,567	368,935
Prior years	(19,596)	(12,995)	8,394

Total incurred	302,676	345,572	377,329

Net reserve balance at end of year	82,344	120,444	101,305
Plus: Reserves ceded at end of year	22,076	25,878	28,622

Balance before reinsurance recoveries on paid claims	104,420	146,322	129,927
Plus: (Decrease) increase in reinsurance recoveries on paid claims	(1,717)	(17,085)	18,011

Gross balance at end of year	$102,703	$129,237	$147,938

The above table indicates a net redundancy in reserves (“Incurred claims and claims adjustment expenses, net of reinsurance for prior years” divided by “Adjusted net beginning balance”) of 19.0% in 2003, 10.9% in 2002, and a deficiency of 6.5% in 2001.

Securities & Exchange Commission
August 9, 2005

The following is a breakdown of the estimated redundancy (deficiency) by segment:

	December 31,
	2004	2003	2002
	(dollars in thousands)

Medical	$14,038	$9,826	$(6,867)
Senior	5,558	3,169	(1,527)

Total	19,596	$12,995	$(8,394)

Claim reserve estimates are continually monitored and reviewed, and, as estimates are adjusted, differences are reflected in current operations. We develop best estimate reserves for all lines of business and do not develop ranges of possible outcomes. Based on historical deviations from our best estimate, we have generally been within 5% to 15% of the recorded reserve estimates.
In the Medical Segment, the deficiency in the 2001 reserves, which emerged in 2002, was due to a significant backlog in claim inventory at December 31, 2001, which contained a higher-than-anticipated claim trend. As a result of the adverse experience during the first two quarters of 2002, we cancelled certain blocks of unprofitable business and exited certain states, which caused significant fluctuations in expected claim trends. The redundancy in the Medical Segment the last two years reflects our improving claim trends, stable inventory levels, and adequate provisions for adverse deviation in the actuarial estimates.
In the Senior Segment, the deficiency in the 2001 reserves, which emerged in 2002, was due to an increase in cognitive claims in our long-term care block, which caused an increase in the expected length of claim. We adjusted the continuance tables based on the emerging adverse experience in 2002. The redundancy, which emerged the last two years, reflects the improvement in actual claim experience and the reduction in expected length of stay.
Proposed Additional Disclosure for “MD&A – Critical Accounting Policies”:
Future Policy Benefits, Losses and Claims
Liabilities for future policy reserves for accident and health and traditional life business are based on the net level premium basis and estimates of future claims, investment yield, lapses using our experience and actuarial judgment with an allowance for possible future adverse deviations from expected experience. Interest rates used range from 4.5% to 6.125%. Original assumptions will continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the “lock-in” concept) unless a premium deficiency exists. We review actual experience with respect to investment yields, mortality, morbidity, and lapses to help insure that existing liabilities, together with the present value of future premiums, will be sufficient to cover the present value of future benefits and maintenance costs and to recover unamortized acquisition costs.

Securities & Exchange Commission
August 9, 2005

Liabilities for interest sensitive products such as deferred annuities and universal life are based on the retrospective deposit method. This is the policyholder fund balance before adjusting for any surrender charges. Guaranteed minimum rates for universal life contracts are 4.0% to 5.5%. At December 31, 2004, credited rates for universal life contracts ranged from 4.0% to 5.5%. Guaranteed base minimum rates for deferred annuities ranged from 3.0% to 5.5% depending on the duration of the contract. At December 31, 2004, credited rates for deferred annuities ranged from 3.0% to 6.0%.
Liquidity and Capital Resources, page 34
3.	Please explain to us the rationale for the apparent shift in your investing philosophy as evidenced by the existence of trading securities in the current period and why you did not address this apparent change in this liquidity discussion. Also clarify for us if these trading securities represent transfers from available-for-sale or if they represent new investments.
RESPONSE:
We do not believe that the convertible bonds investment (all of which were investment grade at the time of purchase) in our portfolio represents a significant shift in our investment philosophy that would necessitate additional disclosure. In late October 2004, we invested $25 million in convertible bonds. Our entire investment portfolio totaled approximately $495 million at December 31, 2004, of which the convertible bond investment represented 4.7%. This investment in convertible bonds represents a new investment for our portfolio, not a transfer from available-for-sale. Our Investment Committee and Board of Directors made the determination to invest in convertible bonds in order to enhance our portfolio and to gain the potential additional yield that this type of investment historically produces. This investment does not represent a significant shift in our investing philosophy but rather a one-time investment of less than 5% of our portfolio. The duration and liquidity of these securities are consistent with our existing portfolio. We researched and reviewed the accounting treatment of this investment pursuant to Statement of Financial Accounting Standards No. 115 and ultimately decided that because of the investment managers’ style of active and frequent trading of these securities that we needed to classify this investment as “trading securities.” Because this was a relatively small investment given the size of our investment portfolio and given that it does not represent a significant shift in philosophy, we do not believe that additional disclosure regarding this investment is necessary or material.
4.	Based on the information provided in the table in Note J on page 71, it appears that there has been a significant shift in the payment patterns of these liabilities. Please provide to us the disclosures that you would propose to include in future Forms 10-K that would provide the following information about the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of any asset/liability management process and whether there are any significant variations between the maturity of the investments and the expected payment of the loss reserves. Include a discussion of the impact of selling securities

Securities & Exchange Commission
August 9, 2005

before anticipated or the use of credit facilities to pay for policy liabilities will have on any future liquidity and results of operation.
RESPONSE:
We do not feel that there has been a significant shift in the payment patterns of the liabilities in Note J to our Consolidated Financial Statements. Rather, the reduction in the level of other policy claims and benefits payable the last three years reflects the declining block of major medical business in force and the decline in the level of our outstanding claim inventory.

In addition, we maintain a relatively short duration (approximately three years) for investments supporting our health insurance business. We have significant levels of cash flow generated on a monthly basis from calls and maturities from our fixed maturity portfolio to cover any unexpected increase in the payout of our insurance liabilities. As stated on page 39 of our 2004 Form 10-K, “to the extent that liabilities come due more quickly than assets mature, we would have to sell assets prior to maturity and recognize a gain or loss. Assuming an immediate increase of 100 basis points in interest rates, the net hypothetical decline in the fair value of stockholders’ equity is estimated to be $12.7 million after-tax at December 31, 2004. This amount represents approximately 6.2% of our stockholder’s equity at such date.”

Based on the above, we do not believe that additional disclosure is necessary.
Contractual Obligations, page 35
5.	We note that the Company has not included its policy claims and benefits payable or interest on long-term debt in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business, we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please provide to us a revised contractual obligation table that you would propose to include in future Forms 10-K that includes the expected settlement of your loss reserves.
RESPONSE:
The contractual obligations table contained in our 2004 Form 10-K provided a footnote (3) that stated that the table “excludes claims and benefits payable on our major medical, medicare supplement, and other health products since over 90% of the claims are paid within the subsequent six month period and virtually all of the claims are paid within twelve months.” We did not believe that adding this line item to the table would provide enhanced disclosure of our liquidity since the obligations are less than one year. In

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August 9, 2005

addition, we researched the filings of other large insurance company issuers and our disclosure was consistent with theirs in not including this as a line item in the table.

The following is proposed revised and restated disclosure for future Forms 10-K with respect to adding “policy claims and benefits payable” to the contractual obligations table. Please note that we would remove “Long-term care claims and benefits payable” as a separate line item in the table and combine it with “Other policy claims and benefits payable.” Although we do not believe that our prior disclosure was deficient, we have included this enhanced disclosure in the contractual obligations table of our Form 10-Q for the quarter ended June 30, 2005 and will continue to include it in all future filings. The following proposed disclosure also includes “Interest on long-term debt” which is also included in our Form 10-Q.

Proposed Disclosure:
The following schedule summarizes current and future contractual obligations as of December 31, 2004:

	Payments Due by Year
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(dollars in thousands)

Long-term debt	$10,750	$2,500	$5,750	$2,500	$—

Interest on long-term debt (1)	1,328	593	678	57	—

Operating leases	24,637	2,698	4,499	3,968	13,472

Unfunded investment commitments (2)	578	578	—	—	—

Deposit and investment contracts (3)	236,127	19,132	40,989	35,257	140,749

Other policy claims and benefits Payable	102,703	77,514	16,193	5,341	3,655

Total contractual obligations	$376,123	$103,015	$68,109	$47,123	$157,876

(1)	The interest associated with the variable rate obligations above is based upon interest rates in effect at December 31, 2004. The contractual amounts to be paid on these variable-rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(2)	Represents estimated timing for fulfilling unfunded commitments for investments in a limited partnership. Outstanding commitments with this limited partnership are included in payments due in less than one year since the timing of funding these commitments cannot be reasonably estimated.

(3)	Represents estimated payments required under interest sensitive life and annuity contracts. The actual payments could vary based on changes in assumed crediting rates, persistency, and mortality levels.

Securities & Exchange Commission
August 9, 2005

Financial Statements — December 31, 2004, page 43
D. Discontinued Operations, page 64
6.	Please explain to us what resulted in the additional $2.2 million loss recorded in 2003 related to the sale of Pyramid. Also explain to us why you decided to sell an apparently profitable line of business, based on the income from operations disclosed in your income statement, at such a significant loss.
RESPONSE:
We entered into a definitive agreement dated as of December 20, 2002 to sell the stock of our subsidiary, Pyramid Life Insurance Company, for $57.5 million in cash, subject to further adjustment based on Pyramid Life’s statutory capital and surplus as of March 31, 2003. Accordingly, we adjusted the carrying value of Pyramid Life’s assets held for sale to fair market value at December 31, 2002 to reflect the purchase price of $57.5 million (net of transaction costs) which resulted in an $11.6 million charge in the fourth quarter of 2002.

In addition, Pyramid Life’s book value increased in the first quarter of 2003 due to net income and unrealized investment gains. Pursuant to the stock purchase agreement, the final purchase price was adjusted based on statutory book value at March 31, 2003, and an additional loss of $2.2 million was recorded to reflect the final purchase price.

As discussed in our 2002 Form 10-K, the sale of Pyramid Life was necessary due to the low level of statutory capital and surplus of its parent, Continental General Insurance Company. Continental General’s risk-based capital level was below “company action level” at December 31, 2002 and needed additional capital. We reviewed various alternatives to correct this capital deficiency and determined that the sale of Pyramid Life (in an arms’-length transaction) was in the company’s best interests even though it was profitable and was sold at a loss. Most of the proceeds from the sale of Pyramid Life were added to the capital and surplus of Continental General and restored its RBC to a level above “company action level.”
G. Value of Business Acquired, page 66
7.	Please clarify for us what the “Adjustments to expense reserve” represent and how it is incorporated into your policy related to VOBA. Also provide to us a better explanation of what resulted in the larger affect in the more recent periods related to this charge. Your policy note on page 54 makes it appear that you may establish VOBA related to non-life policies. Please clarify for us whether this is the case and, if so, provide to us the specific references to the authoritative literature that supports this practice.
RESPONSE:
In connection with the acquisition of Continental General Insurance Company in February 1999, a portion of the purchase price was allocated to the value of business

Securities & Exchange Commission
August 9, 2005

acquired (VOBA) for all long duration insurance contracts, including guaranteed renewable Medicare supplement and long-term care. Historical insurance industry practice has uniformly been to amortize the value of business acquired in proportion to the estimated life of the in-force business using assumptions consistent with those used in computing reserves for ordinary life and long duration health products.

In addition to the initial value of business acquired assigned to Continental General’s health business, certain of the Medicare supplement plans contained higher commission rates in the first six policy years as compared to the ultimate renewal commission rate. The initial deferral of these higher commission costs subsequent to the purchase date resulted in net additions to the original value of business acquired from 1999 to 2001. The net amortization of these costs began in 2002 and will continue over the remaining life of the Medicare supplement policies. The methodology used to calculate “adjustments to expense reserves” insured that the additional renewal year acquisition costs were charged to expense as a level percent of premium earned consistent with concepts contained in Statement of Financial Accounting Standards No. 60. The presentation in the financial statements breaks out both components of the change in the value of business acquired asset.
K. Reinsurance Arrangements, page 71
8.	Please explain to us in greater detail why the reinsurance transactions you describe in this note result in deferred gains. Include any references to the specific paragraphs within the authoritative literature upon which you relied to determine that this treatment is appropriate. If you feel that it will help clarify the treatment applied, consider providing as an example of what you recorded related to these transactions the journal entries that you made at the time you entered into these agreements.
RESPONSE:
The initial ceding allowance received represented the difference between the cash paid the reinsurer and the recorded liabilities transferred for retroactive reinsurance agreements. Pursuant to paragraph 22 of Statement of Financial Accounting Standards No. 113, “[i]f the recorded liabilities exceed the amounts paid, reinsurance receivables shall be increased to reflect the difference and the resulting gain deferred. The deferred gain shall be amortized over the estimated remaining settlement period. If the amounts and timing of the reinsurance recoveries can be reasonably estimated, the deferred gain shall be amortized using the effective interest rate inherent in the amount paid to the reinsurer and the estimated timing and amounts of recoveries from the reinsurer (the interest method). Otherwise, the proportion of actual recoveries to total estimated recoveries (the recovery method) shall determine the amount of amortization.” The contracts reinsured under our reinsurance agreements were determined to be long duration which require amortization of the deferred gain over the estimated remaining life.

The following table outlines, for your reference, the applicable reinsurance agreements and the deferred gains. This information appears in Note K in a non-tabular format.

Securities & Exchange Commission
August 9, 2005

Contract:	Central Reserve Life/Hannover	Continental General/Hannover	Central Reserve Life/Lincoln Re

Effective Date:	January 1, 1997	February 1, 1999	December 31, 2000

Policies covered:	Policies issued pre-1/1/1998 major medical	Policies issued pre-2/1999 all business	In force and future issued group life & annuity business

Prospective or retroactive:	Retroactive	Retroactive	Prospective/retroactive

Recorded liabilities at contract inception:	$24,500,000	$188,026,977	$4,000,000

Amounts paid to reinsurer:	$14,500,000	$175,026,977	$—

Excess of recorded liabilities over amounts paid = Deferred Reinsurance Gain:	$10,000,000	$13,000,000	$4,000,000

Amortization method:	The recovery method	The recovery method	The recovery method
U. Operating Segments, page 82
9.	Please explain to us how you allocate “Net investment income” to the various segments given that you make the assertion that you do not allocate investments by segment. Also explain to us why you do not include the product revenue information required by paragraph 37 of SFAS 131.
RESPONSE:
Our investment manager manages our portfolio as a whole, not by segment, with targeted durations supplied by management. We allocate investment income by segment based on the level of policy liabilities and benefits accrued and allocated capital. We assume that the longer duration, higher yielding investments support the life, annuity and long-term care blocks of business. The remaining investments, which tend to be shorter in duration, support the major medical and Medicare supplement blocks of business.

We currently manage our operations, allocate resources and assess the performance of the company based on the three reportable segments identified in our financial statements. The following is proposed additional product revenue disclosure for our two primary operating segments for future Form 10-K filings. This disclosure would immediately

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August 9, 2005

follow our segment disclosure in the footnotes to our financial statements. We intend to make similar disclosure in our Form 10-Q for the quarter ended June 30, 2005.

Proposed Disclosure:

The following table presents net premiums by major product line for the years ended December 31, 2004, 2003 and 2002.
Premiums by Major Product Line
(in thousands)

	2004	2003	2002
Medical
Individual	$176,444	$226,146	$272,837
Group	70,558	79,295	97,192

Total Medical	$247,002	$305,441	$370,029

Senior
Medicare Supplement	$134,753	$124,700	$124,503
Long-Term Care	22,520	22,505	21,269
Life & Annuity	15,842	14,131	10,907
Dental	6,168	7,299	8,467
Other	3,937	4,250	4,961

Total Senior	$183,220	$172,885	$170,107

Total	$430,222	$478,326	$540,136

Acknowledgement
Per your request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that we have addressed all of your comments. If you have any additional questions, please feel free to contact me at 440-878-2941.
Very truly yours,
CERES GROUP, INC.
/s/ David I. Vickers

By:	David I. Vickers
Its:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Thomas J. Kilian, Chief Executive Officer and President Kathleen L. Mesel, Executive Vice President, General Counsel & Secretary